August 21, 2025

Scott Beck
Chief Executive Officer
Gloo Holdings, Inc.
831 Pearl Street
Boulder, CO 80302

       Re: Gloo Holdings, Inc.
           Draft Registrant Statement on Form S-1
           Submitted July 23, 2025
           CIK No. 0002069785
Dear Scott Beck:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registrant Statement on Form S-1
Prospectus Summary, page 10

1. We note that you identify acquisitions and investments as a key growth driver. Please revise here and in your use of proceeds to clarify whether you have any specific targets or investment you intend to use the proceeds of this offering for.
Non-GAAP Financial Measure , page 22

2.     It appears that you plan to present Adjusted EBITDA for Pro Forma, As
Adjusted.
       Tell us how you plan to reconcile this amount. In this regard, it does not appear that you present a reconciliation on page 82. For guidance, refer to Question
101.05 of the
       Compliance and Disclosure Interpretations on Non-GAAP Financial
Measures.
 August 21, 2025
Page 2

Risk Factors, page 23

3. Please revise your risk factors to discuss risks related to your disparate voting rights.
       In this regard, revise to discuss:
           that a dual-class structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity, and may adversely affect public sentiment;
           the impact, if any, of the conversion of Class B common on holders of common stock, including dilution and the reduction in aggregate voting power.
Market, Industry and Other Data, page 56

4. We note that your prospectus contains multiple reports and sources of data regarding
       Gloo Holdings' industry. Please revise your disclosure to clarify whether any of the sources of industry information or data disclosed was part of report commissioned by you. If so, please name the source of the commissioned information and provide the necessary consent.
Use of Proceeds, page 57

5. Please disclose the interest rate and maturity date of the Original Senior Secured
       Notes.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 74

6. We note the growth of your business and revenues depends on retaining existing customers, expanding sales to those customers (including cross-selling and upselling brands), and attracting new customers. Please tell us how you monitor customer retention, expansion and growth. In addition, discuss the number of customers using your free services, number of paying customers and number of subscriptions. In this regard, you indicate elsewhere that your platform adoption was over 100,000 churches and ministry leaders as of June 1, 2025 compared to 74,000 as of January 31, 2024, and the number of paying customers in fiscal 2024 was 55,000. If you consider these measures to be key performance measures that management utilizes to evaluate your business operations, revise to include relevant disclosure for all periods presented.
       Refer to SEC Release No. 33-10751.
7. Please disclose the call options granted to the sellers of Midwestern Interactive and
       Visitor Reach that could lead to the deconsolidation of these entities. Discuss the potential impact on the company.
Liquidity and Capital Resources, page 83

8.     Please discuss the company   s reliance on Mr. Beck and his affiliates
for funding the
       company. Disclose the amount of funding Mr. Beck and his affiliates have provided for each period. Disclose the amount of investments in the company which Mr. Beck and his affiliates have guaranteed or have entered into put arrangements to buy back.
       Also disclose that Mr. Beck and his affiliates entered into put agreement to buy back all equity consideration paid by the company to the sellers in the Outreach
 August 21, 2025
Page 3

       Media, Christianity Today, Church Metrics, Servus Consulting Partners and Barna
       Holdings acquisitions. Disclose the amount of the consideration attributed to the equity consideration in those acquisitions. Finally, with a view towards enhanced disclosure, consider revising your related party transaction disclosure beginning on page 132 to provide a concise summary and/or table to disclose the aggregates for each individual involved in the transactions identified.
9. Please disclose the interest rate of the Original Senior Secured Notes as of January 31,
       2025 and as of the most recent date. Confirm through disclosure whether the interest rate and maturity date of the Exchanged Senior Secured Notes and A&R
Senior
       Secured Notes remain the same as the Original Senior Secured Notes. Business, page 92

10. Please clarify whether your faith and flourishing ecosystem pertains to the Christian faith or whether it encompasses other religious faiths. Also clarify whether the market and other data you provide pertains to your specific market and operations or also includes wider religious organization sectors.
11. Please expand your disclosure to provide a more detailed discussion regarding how each of your products use artificial intelligence and machine learning. As part of your disclosure, clarify whether you use proprietary or third-party open-source algorithms, the stage of development of incorporation of AI into each of your products, the source of data used to train your algorithms, how much of it is internally developed and any material agreements related to the use of AI in your products.
12. Please discuss your IT systems and whether the products and services your provide customers, such as cloud services, are in-house or provided by third parties.
Platform Solutions, page 99

13. You indicate that you provide full-service technology development to several of the most well-known brands. Please clarify whether these brands are current and paying customers. Provide similar disclosure with respect to the named customers in the table on page 105.
Certain Relationships and Related Party Transactions
Series A Preferred Unit Issuances, page 133

14. Please disclose the amount of the 2023 Financing covered by the 2023 Put Agreements, the amount of the 2023 Financing personally guaranteed by
Scott Beck
       and his spouse, and the value of the real property subject to the mortgage granted in favor of WC Gloo Fund.
Secured Promissory Notes and Warrant Issuances, page 134

15. Please disclose the events of default that would trigger the guaranties made by Mr.
       Beck and affiliates with respect to the A&R NPA and FAMB Note. Principal Stockholders, page 137

16. Please disclose that there is a voting agreement between certain holders of Class B shares and Scott Beck and provide a cross-reference to a description of its terms under
 August 21, 2025
Page 4

       Description of Capital Stock. Identify any persons in the beneficial ownership table who are parties to the voting agreement.
Description of Capital Stock
Voting Agreements, page 141

17. Please describe the Final Conversion Date which will terminate the voting agreements.
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition
Marketplace revenue, page F-14

18. Please expand your disclosure to clarify if your marketplace revenue is generated from inventory or products maintained by you or if you act as an intermediary. In this regard, we note your disclosure on page 99 that your e-commerce marketplaces offer
       products from a network of NCP   s. Expand your disclosure to clarify if
you act as a
       principal or agent for your e-commerce marketplaces. Refer to ASC 606-10-55-36 through 55-40.
Other revenue, page F-15

19. Please provide your accounting analysis for applying ASC Topic 958 to your revenue that is currently recognized as Other Revenue. Refer to ASC 958-10-15-1 through 15-
       6. In addition, revise your primary revenue streams table (your page F-14) to present the amount of revenue recognized from contracts with customers separate from Other
       Revenue. Refer to ASC 606-10-50-4(a).
Exhibits

20. Please include in the exhibits index all exhibits you intend to file, including your material debt agreements and the agreements with related parties described under
          Certain Relationship and Related Party Transactions.
General

21. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 August 21, 2025
Page 5

       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs at 202-551-3350 or Matthew Derby at 202-551-3334
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology